UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 8-K
CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
Date of Report: December 16, 2025
(Date of earliest event reported)

COMMUNITY WEST BANCSHARES
(Exact name of registrant as specified in its charter)

CA (State or other jurisdiction of incorporation)	000-31977 (Commission File Number)	77-0539125 (IRS Employer Identification Number)

7100 N. Financial Dr., Ste. 101, Fresno, CA (Address of principal executive offices)		93720 (Zip Code)
559-298-1775 (Registrant’s telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:
Common Stock, no par value	CWBC	NASDAQ
(Title of Each Class)	(Trading Symbol)	(Name of Each Exchange on which Registered)

Not Applicable (Former Name or Former Address, if changed since last report)
Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:
☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))
Indicate by check mark whether the registrant is an emerging growth company as defined in as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).
Emerging growth company ☐
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act  ☐

Item 1.01 Entry into a Material Definitive Agreement
On December 16, 2025, Community West Bancshares, a California corporation (the “Company”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with United Security Bancshares, a California corporation (the “Target”), pursuant to which the Target will merge with and into the Company, with the Company as the surviving corporation (the “Merger”). Subject to the terms and conditions of the Merger Agreement, at the effective time of the Merger, the Target’s shareholders will have the right to receive 0.4520 (the “Exchange Ratio”) shares of common stock of the Company for each share of common stock of the Target (the “Target Stock”). In addition, the Merger Agreement provides that Jagroop “Jay” Gill, a current member of the Target’s board of directors, along with one additional individual recommended by the Target, will be added to the Company’s board of directors upon consummation of the Merger. In addition, Dennis Woods, the Target’s Chairman, President and Chief Executive Officer, will join Community West Bank, the Company’s wholly owned banking subsidiary, as Chairman Emeritus for a period of two years to assist in the successful transition of the Target’s customer relationships to the Company. Based upon the Exchange Ratio and the Company’s closing share price of $24.06 on December 16, 2025, the implied total deal value is approximately $191.9 million. Upon consummation of the Merger, the shareholders of the Target will own approximately 29.4% of the combined company.
United Security Bank, the Target’s wholly owned banking subsidiary, will be merged with and into Community West Bank, immediately following the completion of the Merger (the “Bank Merger”). At the time of the Bank Merger, United Security Bank’s branches will become branches of Community West Bank. As of September 30, 2025, the Target had total assets of $1.24 billion, total net loans of $942.1 million and total deposits of $1.08 billion.
The Merger Agreement contains customary representations and warranties of both parties and customary conditions to the parties’ obligations to close the transaction, as well as agreements to cooperate in the process of consummating the transaction. The Merger Agreement also contains provisions limiting the activities of the Target, United Security Bank, the Company and Community West Bank pending the completion of the Merger that are outside the ordinary course of business, including, with respect to the Target and United Security Bank, restrictions on their operations, certain acquisitions and dispositions of assets and liabilities, and solicitations relating to alternative acquisition proposals. The Merger Agreement provides certain termination rights for both the Company and the Target and further provides for a termination fee of $7.7 million, payable by the Target to the Company upon termination of the Merger Agreement under certain circumstances.
The parties expect the Merger to be completed in the second quarter of 2026, subject to the satisfaction of customary closing conditions in the Merger Agreement and the approval of the appropriate regulatory authorities and of the shareholders of each of the Company and the Target. On December 16, 2025, the directors and certain officers of the Target executed a voting and support agreement in favor of the Company in which they have agreed to vote their shares of the Target’s voting common stock in favor of approval of the Merger Agreement and the Merger. On December 16, 2025, the directors and certain officers of the Company also executed a voting and support agreement in favor of the Target in which they have agreed to vote their shares of Company common stock in favor of approval of the Merger Agreement and the Merger and of the issuance of the stock consideration. The foregoing information relating to the voting and support agreements does not purport to be complete and is qualified in its entirety by reference to the full text of the voting and support agreement in favor of the Company, the form of which is attached hereto as Exhibit 10.1 and incorporated herein by reference, and the full text of the voting and support agreement in favor of the Target, the form of which is attached hereto as Exhibit 10.2 and incorporated herein by reference.
The information set forth above relating to the Merger does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which is attached hereto as Exhibit 2.1 and incorporated herein by reference. The representations, warranties and covenants of each party set forth in the Merger Agreement have been made only for purposes of, and were and are solely for the benefit of the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Accordingly, the representations and warranties may not describe the actual state of affairs at the date they were made or at any other time, and investors should not rely on them as statements of fact. In addition, such representations and warranties (i) will not survive the consummation of the Merger; and (ii) were made only as of the date of the Merger Agreement or such other date as is specified in the Merger Agreement. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the parties’ public disclosures. Accordingly, the Merger Agreement is included with this filing only to provide investors with information regarding the terms of the Merger Agreement, and not to provide investors with any other factual information regarding the Company or the Target, their respective affiliates or their respective businesses. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding the Company, the Target, their respective affiliates or their respective businesses, the Merger Agreement and the Merger that will be contained in, or incorporated by reference into, the Registration Statement on Form S-4 that will include a proxy statement of each of the Company and the Target and a prospectus of the Company, and in the Forms 10-K, Forms 10-Q and other documents, as amended, that the Company files with or furnishes to the Securities and Exchange Commission (“SEC”).
Item 7.01 Regulation FD Disclosure
On December 17, 2025, the Company and the Target issued a joint press release announcing the execution of the Merger Agreement. A copy of the press release is attached to this report as Exhibit 99.1, which is incorporated herein by reference.
The Company has posted on its investor website at communitywestbank.com under the “About” and “Newsroom” link an investor presentation relating to the Merger. A copy of the investor presentation is attached to this report as Exhibit 99.2, which is incorporated herein by reference.
The information furnished pursuant to this Item and the related exhibits are being “furnished” and will not, except to the extent required by applicable law or regulation, be deemed “filed” by the Company for purposes of Section 18 of the Exchange Act, or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as may be expressly set forth by specific reference in such filing.
Cautionary Note Regarding Forward-Looking Statements
This Current Report on Form 8-K includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements often include words such as “believes,” “expects,” “anticipates,” “estimates,” “forecasts,” “intends,” “plans,” “targets,” “potentially,” “probably,” “projects,” “outlook” or similar expressions or future or conditional verbs such as “may,” “will,” “should,” “would,” and “could,” as well as the negative of such words. Forward-looking statements are not historical facts but instead represent management's current expectations and forecasts regarding future events, many of which are inherently uncertain and outside of our control. Actual results may differ, possibly materially, from those currently expected or projected in these forward-looking statements. In addition to factors disclosed in reports filed by the Company and the Target with the SEC, risks and uncertainties for the Company, the Target and the combined company that may cause actual results or outcomes to differ materially from those anticipated include, but are not limited to: (1) the possibility that any of the anticipated benefits of the proposed Merger will not be realized or will not be realized within the expected time period; (2) the risk that integration of the Target’s operations with those of the Company will be materially delayed or will be more costly or difficult than expected; (3) the parties’ inability to meet expectations regarding the timing of the proposed Merger; (4) changes to tax legislation and their potential effects on the accounting for the Merger; (5) the inability to complete the proposed Merger due to the failure of the Target’s shareholders to adopt the Merger Agreement, or the failure of the Company’s shareholders to adopt the Merger Agreement or to approve the issuance of the Company’s common stock in connection with the Merger; (6) the failure to satisfy other conditions to completion of the proposed Merger, including receipt of required regulatory and other approvals; (7) the failure of the proposed Merger to close for any other reason; (8) diversion of management’s attention from ongoing business operations and opportunities due to the proposed Merger; (9) the challenges of integrating and retaining key employees; (10) the effect of the announcement of the proposed Merger on the Company’s, the Target’s or the combined company’s respective customer and employee relationships and operating results; (11) the possibility that the proposed Merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events; (12) the dilution caused by the Company’s issuance of additional shares of the Company’s common stock in connection with the Merger; and (13) changes in the global economy and financial market conditions and the business, results of operations and financial condition of the Company, the Target and the combined company. Please refer to each of the Company’s and the Target’s Annual Reports on Form 10-K for the year ended December 31, 2024, as well as the Company’s and the Target’s other filings with the SEC, for a more detailed discussion of risks, uncertainties and factors that could cause actual results to differ from those discussed in the forward-looking statements.
Any forward-looking statement included in this report is based only on information currently available to management and speaks only as of the date on which it is made. Neither the Company nor the Target undertakes any obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.
Additional Information and Where to Find It
The Company will file a registration statement on Form S-4 with the SEC in connection with the proposed transaction. The registration statement will include a joint proxy statement of the Company and the Target that also constitutes a prospectus of the Company, which will be sent to the shareholders of the Company and the Target. Before making any voting decision, the shareholders of the Company and the Target are advised to read the joint proxy statement/prospectus when it becomes available because it will contain important information about the Company, the Target and the proposed transaction. When filed, this document and other documents relating to the Merger filed by the Company can be obtained free of charge from the SEC’s website at www.sec.gov. These documents also can be obtained free of charge by accessing the Company’s website at ir.communitywestbank.com under the tab “Financials” and on the Target’s website at investors.unitedsecuritybank.com under the tab “Financials” and “SEC Filings.” Alternatively, these documents, when available, can be obtained free of charge from the Company upon written request to Community West Bancshares, Attn: Investor Relations, 7100 N. Financial Dr., Suite 101, Fresno, CA 93720, or by calling (916) 235-4617 or from Target upon written request to United Security Bancshares, Attn: Investor Relations, 2126 Inyo St., Fresno, CA 93721, or by calling (559) 490-6261. The contents of the websites referenced above are not deemed to be incorporated by reference into the registration statement or the joint proxy statement/prospectus.
Participants in the Solicitation
This report does not constitute a solicitation of a proxy, an offer to purchase or a solicitation of an offer to sell any securities. The Company, the Target, and certain of their directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the shareholders of the Company and the Target in connection with the proposed Merger under SEC rules. Information about the directors and executive officers of the Company and the Target will be included in the joint proxy statement/prospectus for the proposed transaction filed with the SEC. These documents (when available) may be obtained free of charge in the manner described above under “Additional Information and Where to Find It.”
Security holders may obtain information regarding the names, affiliations and interests of the Company’s directors and executive officers in the definitive proxy statement of the Company relating to its 2025 Annual Meeting of Shareholders filed with the SEC on April 4, 2025 and in the Company’s Annual Report on Form 10-K for the year ended December 31, 2024 filed with the SEC on March 17, 2025. Security holders may obtain information regarding the names, affiliations and interests of the Target’s directors and executive officers in the definitive proxy statement of the Target relating to its 2025 Annual Meeting of Shareholders filed with the SEC on April 7, 2025 and in the Target’s Annual Report on Form 10-K for the year ended December 31, 2024 filed with the SEC on March 20, 2025.

Item 9.01 Financial Statements and Exhibits
(d) Exhibits

2.1	Agreement and Plan of Merger, by and between Community West Bancshares and United Security Bancshares, dated December 16, 2025*
10.1	Form of Voting and Support Agreement, by and among Community West Bancshares and the directors and officers of United Security Bancshares identified therein, dated December 16, 2025
10.2	Form of Voting and Support Agreement, by and among United Security Bancshares and the directors and officers of Community West Bancshares identified therein, dated December 16, 2025
99.1	Press Release of Community West Bancshares and United Security Bancshares dated December 17, 2025
99.2	Investor Presentation of Community West Bancshares dated December 17, 2025
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)
* The Company has omitted schedules and similar attachments to the subject agreement pursuant to Item 601(b) of Regulation S-K. The Company will furnish a copy of any omitted schedule or similar attachment to the SEC upon request.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: December 17, 2025	COMMUNITY WEST BANCSHARES

	By:	/s/ Shannon R. Livingston
Shannon R. Livingston
Executive Vice President and Chief Financial Officer